Exhibit (a)(5)(J)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN MAHLKE and ROBERT WIGGINS,	)
)
Plaintiffs,	)
v.	)
)
TITANIUM METALS CORPORATION,	)
HAROLD C. SIMMONS, STEVEN L.	)
WATSON, GLENN R. SIMMONS, LT.	)	C.A. No.
GENERAL THOMAS P. STAFFORD, PAUL	)
J. ZUCCONI, KEITH R. COOGAN, TERRY	)
N. WORRELL, PRECISION CASTPARTS	)
CORPORATION, and ELIT ACQUISITION	)
SUB CORPORATION	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs John Mahlke (“Plaintiff Mahlke”) and Robert Wiggins (“Plaintiff Wiggins”) (collectively, “Plaintiffs”) by their undersigned attorneys, for their class action complaint against, Titanium Metals Corporation, Harold C. Simmons, Steven L. Watson, Glenn R. Simmons, LT., General Thomas P. Stafford, Paul J. Zucconi, Keith R. Coogan, Terry N. Worrell, Precision Castparts Corporation, and Elit Acquisition Sub Corporation, allege, upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

INTRODUCTION

1. This is a shareholder class action on behalf of the public stockholders of Titanium Metals Corporation (NASDAQ: TIE) (“Titanium” or “Timet” or the “Company”) against Titanium’s Board of Directors (the “Board”), seeking to enjoin the merger agreed to by the Titanium Board, whereby Titanium is attempting to sell the Company to Precision Castparts Corporation (NASDAQ: PCP) (“Precision”) through an insufficient process and for an inadequate price (the “Proposed Transaction,” or “Merger”) and to the benefit of the Company’s controller and board members.

2. On November 12, 2012, Titanium and Precision issued a joint press release announcing that they had entered into a merger agreement (“the Merger Agreement”) whereby Titanium shareholders would receive $16.50 per share in cash, valued at approximately $2.9 billion, including net cash and equivalents.

3. The consideration offered in the Proposed Transaction is unfair and grossly inadequate, because the intrinsic value of Titanium’s common stock is materially in excess of the amount offered, given, the Company’s significant potential growth, anticipated operating results, and future profitability, and the value of certain derivative claims. The Defendants (defined below) have breached their fiduciary duties and aided and abetted the breaches in negotiating, agreeing to and/or approving the Proposed Transaction.

4. Moreover, the Proposed Transaction is an attempt by the Board to curtail their obligations under proposed settlement agreement (“Proposed Derivative Settlement”) in two pending derivative actions: the leading case, Louisiana Municipal Police Employees’ Retirement System v. Simmons, C.A. N. 7059-CS, pending in this Court; and Bauman v. Simmons, et al, Civil Action No. 11-3607, pending in the United States District Court for the Northern District of Texas (collectively, the “Derivative Suits”). The Derivative Suits allege that certain members of the Titanium Board, including Titanium’s controlling shareholder and Defendant, herein, Harold Simmons, breached their fiduciary duties to the Company in approving or allowing the Company to engage in a number of related-party transactions (the “Past Transactions”), each of which were alleged to not be entirely fair to the Company.

5. The Court’s approval of the Proposed Derivative Settlement is scheduled to be held on January 9, 2013. If approved, and within 90 days of the execution, the Proposed Derivative Settlement requires: 1) the Company to adopt a new related-party transaction policy, which will not be amended for a period of at least five years from its adoption, except as necessary to comply with applicable law, court order, or any final judgment; and 2) a committee of Titanium’s independent directors (the “Committee”) to investigate the Past Transactions and prepare a report about the findings of this review. A summary of this report will be included in the Company’s 2013 Proxy Statement. To the extent that the Committee determines that any of the Past Transactions was not fair and reasonable to the Company and not on terms that were no less favorable to the Company than could have been obtained from unrelated parties, it will take corrective measures it determines to be appropriate to remedy such Past Transactions.

6. Also if the Court approves the Proposed Derivative Settlement, the Court will dismiss with prejudice, the claims raised by the case’s plaintiffs, Titanium, and the Company’s shareholders alleged or could have been alleged in this Court regarding the transactions challenged (“Release”).

7. The Proposed Transaction is to be effected through a tender offer commencing on November 20, 2012, approximately ten days after the announcement of the Proposed Transaction, closing before the Proposed Derivative Settlement has been executed. Should the Proposed Transaction close, Titanium shareholders will lose standing to continue prosecuting the Derivative Suits and Defendants can avoid the obligations of the Proposed Derivative Settlement. Nevertheless, this action is not included under the Release as the terms of the Release was announced on November 9, 2012, and this action did not exist on the date of the stipulation of the Proposed Derivative Settlement.

8. Precision Castparts Corp. and Elit Acquisition Sub Corp. have aided and abetted Titanium’s Board in consummating the transaction, which will deprive the Company’s common shareholders of the fair value of their equity in the Company.

9. As such, Plaintiffs seeks to enjoin, the Merger under the terms stated in the Merger Agreement.

THE PARTIES

10. Plaintiff Mahlke is and was, at all relevant times, the beneficial owner of 56 shares of Titanium common stock.

11. Plaintiff Wiggins is and was, at all relevant times, the beneficial owner of 368 shares of Titanium common stock.

12. Defendant Titanium Metals Corp, is incorporated in Delaware and headquartered at 5430 LBJ Freeway, Suite 1700, Dallas, Texas. The Company is, and at all times relevant hereto was, listed and traded on the NASDAQ under the symbol “TIE.” The Company is a leading manufacturer of titanium melted and mill products, focusing on the aerospace industry. Titanium is named as a party herein solely for the purpose of providing full and complete relief.

13. Defendant Harold C. Simmons (“Harold Simmons”) is the Chairman of the Company’s Board and majority shareholder of the Company, controlling over 54% of the Company’s outstanding shares either directly or through trusts and related corporations which he controls. He has been the Chairman since November 2005 and was the Vice Chairman in 2004. In addition to Titanium and Contran Corporation (“Contran”), Defendant Harold Simmons controls several other companies, including Kronos Worldwide, Inc. (“Kronos”), Valhi, Inc. (“Valhi”), CompX International Inc. (“CompX”), and NL Industries, Inc. (“NL”). Harold Simmons controls a significantly higher percentage of the shares of some of these other companies than he controls of Titanium. For example, he controls approximately 95% of Valhi; approximately 86% of NL and approximately 89% of CompX. Valhi owns approximately 50% of the outstanding common stock of Kronos, and NL owns approximately 30% of Kronos’s outstanding stock. In addition, Valhi owns approximately 83% of NL’s outstanding common stock. NL owns 87% of CompX stock. Therefore, by virtue of Defendant Harold Simmons’ control over Valhi, he is the controlling shareholder of Kronos, NL, and CompX as well. Harold Simmons is also the chairman on the Board of Valhi Inc., Contran Corporation, and NL Industries, Inc. which are all affiliates of Titanium Corp.

14. Defendant Steven L. Watson (“Watson”) is the Vice Chairman of Titanium’s Board of Directors since 2005. He has also served as Chief Executive Officer and as President of the Company. In addition, Watson has served in presidential, directorial, and executive capacities on the Boards of Valhi, Contran, CompX, Keystone, NL and various other affiliates of Titanium since 1980.

15. Defendant Glenn R. Simmons (“Glenn Simmons”) has been a director of Titanium Metals Corp. since 1999. He is also the Chairman of the Boards of Keystone and CompX and Vice Chairman on the Boards of Valhi and Contran. Glenn Simmons is the brother of Chairman Harold C. Simmons.

16. Defendant Lt. General Thomas P. Stafford (“Stafford”) has been on the Titanium Metals Corp. Board of Directors since 2006 (and previously from 1996 to 2003). He is the Chairman of Titanium’s Audit Committee and their Management Development and Compensation Committee as well. In addition to his work with Titanium, Lt. Gen. Stafford is a Board Member of NL Industries, Inc., and the Chairman of NL’s Audit and Management Development Compensation Committees.

17. Defendant Paul J. Zucconi (“Zucconi”) has been a director for Titanium Metals Corp. since 2002.

18. Defendant Keith R. Coogan (“Coogan”) has been a director for Titanium since 2006. He currently sits on the Titanium’s Audit Committee as well as their Management, Development, and Compensation Committee. He is the director (and previous CEO) of Softchoice Corp. (a Canadian B2B director for technological products) and is also a Director of Kronos Worldwide’s Audit and Management, Development, and Compensation Committees.

19. Terry N. Worrell (“Worrell”) is a member of Titanium’s Audit Committee. He was also a member of the Board of Directors until 2003 when he became a director for NL Industries, Inc. (he is currently a member of their Audit Committee as well).

20. Defendant Precision is the parent company in the acquisition of Titanium. They are a global manufacturer of complex metal products in the aerospace, power, and industrial markets. Precision is, and at all times relevant hereto was, listed and traded on the New York Stock Exchange under the symbol “PCP.”

21. Defendant Elit Acquisition Sub Corporation (“ELIT”) is a wholly owned subsidiary of Precision and was created solely for the purpose of effectuating this merger.

22. The Defendants named in paragraphs 13-19 are collectively referred to herein as the “Individual Defendants” or the “Board.” The Individual Defendants, as directors and/ or officers of Titanium have a fiduciary relationship with Plaintiffs and other public shareholders of the Company, and owe them the highest obligations of loyalty and due care. Defendant Simmons also owes fiduciary duties to the Plaintiffs and other public shareholders of the Company as Titanium’s controlling stockholder.

CLASS ACTION ALLEGATIONS

23. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. As of November 2, 2012, there were 175,061,774 shares of the Company’s Common Stock outstanding, which were owned by hundreds, if not thousands, of public shareholders. The holders of these shares are believed to be geographically dispersed throughout the United States.

(b) There are questions of law and fact which are common to the Class members including inter alia: (1) whether the Individual Defendants, including Simmons as a controlling stockholder, have breached their fiduciary duties of loyalty and due care with respect to Plaintiffs and other members of the Class in connection with the Proposed Transaction; (2) whether the Proposed Transaction is entirely fair; (3) whether Precision and ELIT have aided and abetted the other Defendants’ fiduciary breaches; (4) whether Plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

(c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of other members of the Class and Plaintiffs have the same interests as other members of the Class. Plaintiffs will fairly and adequately represent the Class.

(d) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the Individual Defendants and other Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Background

24. Titanium is a Delaware corporation headquartered in Dallas, Texas. The Company is a leading manufacturer of titanium melted and mill products, focusing on the aerospace industry. It has major U.S. facilities in Morgantown, Pennsylvania; Henderson, Nevada; Vallejo, California; and Toronto, Ohio. It also has major facilities in France and the United Kingdom of Great Britain.

25. Titanium is the only producer with major titanium production facilities in both the United States and Europe, the two largest markets for titanium. While the aerospace industry have historically accounted for much of the worldwide market for titanium, new applications have been developed for use of titanium in armor plating, structural components, chemical plants, power plants, desalinization plants, and pollution control equipment.

26. Titanium has the potential for substantial growth in its production rates.

27. On November 9, 2012, Titanium announced its financial results for the third quarter earnings for 2012. The Company’s President and CEO, Bob O’Brien, President and CEO commented:

The commercial aerospace sector is poised for sustained growth over the next several years as announced production rates for next-generation airframes and engines are achieved. Record backlogs for commercial aircraft manufacturers reflect the demand for global fleet replacement and expansion, which will drive significant titanium demand for our business for years to come. This long-term growth pattern is unaffected by temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial sector that may affect the industry from time to time. We believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands, we have several capital projects in progress to increase melt capacity and capability, and to improve efficiency at facilities in the U.S. and abroad, with completion expected to coincide with the significant ramp up of production.

28. Despite Titanium’s strong potential for growth, the Company’s Board has now determined to sell the Company at a price below its intrinsic value to the detriment of Titanium’s common stock holders.

The Proposed Transaction

29. On November 9, 2012, Precision agreed to buy Titanium for about $2.9 billion in cash. Under the terms of the deal, Precision will pay $16.50 per share.

30. The press release stated in relevant part:

PORTLAND, Oregon, Nov. 9, 2012 (GLOBE NEWSWIRE) — Precision Castparts (NYSE:PCP) has entered into a definitive agreement to acquire Titanium Metals Corporation (NYSE:TIE) for $16.50 per share in cash. The transaction values Titanium Metals Corporation (Timet) at a total enterprise value of approximately $2.9 billion, including net cash and equivalents.

“Timet will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio,” said Mark Donegan, chairman and chief executive officer of Precision Castparts Corp. (PCC). “As our 2006 acquisition of Special Metals did for us with nickel alloys, acquiring Timet will enable us to streamline our supply chain and better manage our input costs in our core operations. As we continue to grow in the aerostructure market, this supply linkage will present even more of an opportunity. [sic]

“The potential for value creation is vast – we expect to generate significant synergies by putting our two companies together and leveraging our respective strengths,” Donegan added. “Timet’s melting expertise and PCC’s forging and conversion assets are a complementary strategic fit. We will attack our collective cost structure and leverage our combined conversion assets to further enhance our respective customer presences and to penetrate new markets.”

“This transaction is truly a needle mover, a deal that offers PCC and our customers a wide range of opportunities going forward,” Donegan concluded. We’ve worked with Timet for many years and are quite familiar with their operations, so we expect integration to move ahead quickly once the merger is completed.”

The transaction has been unanimously approved by the Board of Directors of Timet (following the unanimous recommendation of a special committee of independent directors) and the Board of Directors of PCC. Timet’s Board will recommend that all stockholders tender their shares in the offer, and entities affiliated with Contran Corporation have agreed, subject to the terms of a support agreement, to tender shares representing approximately 45% of the total outstanding shares in the offer.

PCC has secured a fully underwritten $3.0 billion bridge financing commitment that may be used to complete this acquisition. The acquisition will ultimately be funded through a combination of cash on hand, commercial paper, bank debt, and proceeds from the sale of notes and bonds. The transaction is not conditioned upon PCC obtaining financing.

The acquisition of Timet is expected to be immediately accretive to earnings. Subject to the satisfaction or waiver of certain conditions, the tender offer is expected to be completed by the end of calendar year 2012, after which Timet’s results will be reported as part of PCC’s Forged Products segment.

Under the terms of the merger agreement, PCC will commence a cash tender offer by November 20, 2012 to acquire all outstanding shares of Timet for $16.50 per share, net to the tendering holder in cash. The offer will contain certain customary conditions, including tender of the majority of the outstanding shares not owned by Contran Corporation and affiliated entities, and approval by regulatory agencies. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the merger agreement provides for the parties to effect, subject to customary closing conditions, a merger that would result in all shares not tendered in the tender offer being converted into the right to receive $16.50 per share in cash.

31. The consideration offered to Titanium’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Titanium’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. Indeed, at least one independent financial analyst set a price target of $20.00 for Titanium shares.

Conflicts by Certain Directors

32. The Proposed Transaction is a transaction that was not subject to independent Board member negotiations.

33. As the Board members were sued in the Derivative Suits, each member had a motive to eliminate Titanium’s obligations under the Proposed Derivative Settlement as the contemplated investigation could demonstrate the breach of fiduciary duty by the Board, including Harold Simmons. The Proposed Derivative Settlement could result in corrective action that would undo transactions with entities for which the Simmons act as officers and directors and thus could raise issues of his liability with respect to those entities.

34. Thus, the Proposed Transaction is unfair as the non-independent, self-interested Board, whose purpose is to avoid its obligations under the Proposed Derivative Settlement and eliminate the standing in the Derivative Suits, breached its fiduciary duty of loyalty and due care to its minority shareholder when it failed to ensure that the process was entirely fair.

35. Moreover, although the Merger Agreement has a 45-day “go shop” provision, given Defendants’ and the Boards’ self-interest to have a transaction completed before year end, such a go-shop is illusory.

36. Plaintiffs and the Class will suffer irreparable damage unless Defendants are enjoined from continuing to breach their fiduciary duties by carrying out the Proposed Transaction.

FIRST CAUSE OF ACTION

Claims for Breaches of Fiduciary Duties Against the Individual Defendants, Including

Simmons as Controlling Shareholder

37. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as if fully set forth herein.

38. The Individual Defendants, including Simmons, have violated fiduciary duties of care and loyalty and owed to the public shareholders of Titanium and are acting to place their own interests ahead of the Company and shareholders.

39. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in Titanium and furthering their own self-interest in avoiding any inquiry into their wrongdoing under the terms of the Settlement.

40. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty owed to the shareholders of Titanium.

41. As a result of the actions of the Individual Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not will not receive their fair portion of the value of Titanium’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

42. Plaintiffs and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Claims for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties

Against Precision and ELIT

43. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

44. Precision and ELIT aided and abetted the Individual Defendants’ wrongdoing alleged herein. Precision is also an active and necessary participant in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to Titanium shareholders, as Precision seeks to pay as little as possible to Titanium shareholders under unfair terms to Plaintiffs and the members of the Class all while certain officers and/or directors are reaping personal benefits.

45. As a result of this conduct by Precision and ELIT, Plaintiffs and the other members of the Class have and will be damaged by being denied the best opportunity to maximize the value of their investments in Titanium.

46. Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against Defendants, jointly and severally, as follows:

A.	Declaring that this action is properly maintainable as a class action, appointing Plaintiffs as lead plaintiffs, and appointing Plaintiffs’ counsel as lead counsel;

B.	Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and that the Merger Agreement is therefore unlawful and unenforceable;

C.	Enjoining the Individual Defendants and the Company, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition;

D.	Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

E.	Awarding the Plaintiffs and the Class such damages as may be proved at trial including pre-and post-judgment interest;

F.	Awarding Plaintiffs the cost and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.	Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar. No. 3558)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19801
(302) 656-4433
Attorneys for Plaintiffs

OF COUNSEL:

FINKELSTEIN THOMPSON LLP

Douglas G. Thompson, Jr.

Rosalee B.C. Thomas

Robert O. Wilson

James Place

1077 30th Street, NW, Suite 150

Washington, D.C. 20007

(202) 337-8000

November 20, 2012